PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

FEB 18

BY COURIER

No/Date : F/Δ1 : 45/12-2-2009

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

09045348

PROCESSED
MAR 02 2009
THOMSON REUTERS

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC announces that, further to the relevant decisions by its Board of Directors, regarding the formation of a joint venture with Halyvourgiki S.A., which will undertake the construction and operation of two CCGT units with a total capacity of 880MW, in a plot of land within the facilities of Halyvourgiki, the two parties signed the Shareholders' Agreement on 12.02.09 and agreed on the draft of the Articles of Association. Halyvourgiki S.A. will own 51% of the share capital of the joint venture and PPC will own 49%. The initial share capital will amount to €10,000,000, of which €4,900,000 will be contributed by PPC. The Shareholders' Agreement and the draft Articles of Association will be submitted for approval to the National Competition Authority.

Athens, 12-2-2009

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

RECEIVED
2009 FEB 18 P 12:11

BY COURIER

No/Date : F|D1 : 43|10-2-2009

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

ANNOUNCEMENT

2009 Budget Approval by the BoD

PPC S.A. announces that the Board of Directors approved today the Parent Company's Budget for 2009. The budget assumptions for Brent oil and the $/€ exchange rate are $55/bbl and 1.25, respectively, whereas the key financial figures are forecasted to reach the following levels:

Revenues from energy sales:	€ 5,740 mln
Expenses for liquid fuel, natural gas and energy purchases/imports:	€ 2,097 mln
EBITDA:	€ 1,295 mln
EBITDA margin:	21%
EBT:	€ 531 mln
Capital Expenditure:	€ 1,253 mln
Target controllable cost saving:	€ 90 mln
Target EBT (with cost saving):	€ 621 mln
ROCE (pre-tax):	6.4%

With respect to certain statistical data, it is forecasted that lignite extraction will reach 63.5 million tones and electricity production from lignite plants will reach 31 thousand GWh.

It is noted that the Company is subject to various risks, which, among other, relate to $/€ exchange rate, oil, natural gas and electricity prices as well as the price of CO2 emission rights that could cause actual results to differ materially from budgeted ones.

Athens 10-2-2009

END